บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 019 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 19, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Award of Petroleum Concessions

Reference is made to the 19th Petroleum Concession Bidding Round of the Department of Mineral Fuels in which PTTEP Offshore Investment Company Limited or PTTEPO, an affiliate of PTT Exploration and Production Public Company Limited or PTTEP (PTTEP holds 75% interest and PTTEP International Limited holds 25% interest), submitted its proposals for Petroleum Concessions Blocks A4/48, A5/48 and A6/48. The Company wishes to announce that on January 16, 2007 the Cabinet has approved the above-mentioned proposals in which PTTEPO is the operator with 100% participation interest, details as follows:

1. Concession Block A4/48, covering an area of 20,280 square kilometers located in the Andaman Sea
2. Concession Block A5/48, covering an area of 25,270 square kilometers located in the Andaman Sea
3. Concession Block A6/48, covering an area of 23,270 square kilometers located in the Andaman Sea

The above Concession Blocks are located in the deep water Andaman Sea, in the North Sumatra basin and Mergui basin.

Yours sincerely,

Maroot Mrigadat
President

Dew 1/25